PUBLIC STORAGE
EXHIBIT 12 – STATEMENT RE:  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2013	2012	2011	2010	2009

Income from continuing operations	$1,057,531	$930,161	$833,143	$688,354	$796,445
Less: Income allocated to noncontrolling interests which do not have fixed charges	(4,883)	(3,505)	(11,993)	(16,561)	(17,203)
Equity in earnings of investments (greater) less than cash distributions from investment	(11,709)	(904)	(5,197)	11,536	(3,836)
Add back: interest expense	6,444	19,813	24,222	30,225	29,916
Total earnings available to cover fixed charges	$1,047,383	$945,565	$840,175	$713,554	$805,322
Total fixed charges - interest expense (including capitalized interest)	$9,339	$20,210	$24,586	$30,610	$30,634

Cumulative preferred share cash dividends	$204,312	$205,241	$224,877	$232,745	$232,431
Preferred partnership unit cash distributions	-	-	-	5,930	9,455
Allocations pursuant to EITF Topic D-42	-	61,696	35,585	8,289	(78,218)
Total preferred distributions	$204,312	$266,937	$260,462	$246,964	$163,668
Total combined fixed charges and preferred share income allocations	$213,651	$287,147	$285,048	$277,574	$194,302
Ratio of earnings to fixed charges	112.15 x	46.79 x	34.17 x	23.31 x	26.29 x
Ratio of earnings to fixed charges and preferred share income allocations	4.90 x	3.29 x	2.95 x	2.57 x	4.14 x

Exhibit 12